June 16, 2010

Via Edgar and Overnight Delivery

Celeste M. Murphy Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010

Re:	China Intelligent Lighting and Electronics, Inc.
Registration Statement on Form S-1/A
Filed June 14, 2010
File No. 333-164925

Ladies and Gentlemen:

On behalf of China Intelligent Lighting and Electronics, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 7 on Form S-1/A (“Amendment No. 7”) to the registration statement on Form S-1/A that was originally filed on February 16, 2010, as amended by amendment No. 1 filed on March 30, 2010, amendment No. 2 filed on April 21, 2010, amendment No. 3 filed on May 6, 2010, amendment No. 4 filed on May 18, 2010, Amendment No. 5 filed on June 7, 2010, and Amendment No. 6 filed on June 14, 2010 (“Amendment No. 6”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 7, in a clean and marked version to show changes from Amendment No. 6.

Based upon the Staff’s review of Amendment No. 6, the Commission issued a comment letter dated June 16, 2010.  The following consists of the Company’s response to the Staff’s comment letter.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Risk Factors, page 7

Recent PRC regulations relating to acquisitions of PRC companies.... page 20

1.
Comment:  We note that you referenced the opinion of PRC counsel in prior amendments advising that CSRC approval was not required for listing and trading of your common stock.  However, your revised disclosure is not clear on this issue.  Your reference to the advice of PRC counsel appears incomplete.  Although you list certain reasons on page 21, it does not appear that any conclusion is expressed.  Clearly state the opinion of PRC counsel regarding whether or not CSRC approval is required.  If counsel is no longer able to express an opinion, provide a clear statement to this effect and explain the reasons why counsel is no longer able to provide an opinion.  Highlight any recent events that caused this change.

Response:  We respectfully note your comment and have revised the disclosure to clarify that the opinion of PRC counsel regarding CSRC approval is not required.

Please do not hesitate to contact the undersigned at (310) 552-5083 with any questions.

Sincerely,

/s/ Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:	Li Xuemei, China Intelligent Lighting and Electronics, Inc. John Harrington, U.S. Securities and Exchange Commission